UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	Q1 2021 Investor Presentation

 First Quarter 2021  Financial Results  Raviv Zoller  May 6, 2021  President and CEO

 Important legal notes  2  Disclaimer and safe harbor for forward-looking statements  The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. (ICL Group or company) securities or in any securities of its affiliates or subsidiaries.This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, its 2021 guidance, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.Because such statements deal with future events and are based on ICL Group’s current expectations, they could be impacted or be subjected to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in the company’s Annual Report on Form 20-F for the year ended December 31, 2020, and in subsequent filings with the Tel Aviv Stock Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore, actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements.Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.  Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, ICL Group disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete.Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted EBITDA, adjusted net income, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. Please note other companies may calculate similarly titled non‑GAAP financial measures differently than ICL Group and definitions of these measures may differ from those used by other companies or such companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-GAAP financial measures as tools for comparison. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to the company’s first quarter 2021 press release for the period ended March 31, 2021, and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

 3  1Q’21 Highlights  Innovative Ag Solutions  Phosphate Solutions  Potash  Industrial Products  Record quarter, driven by strong demand and high market prices and bolstered by long-term contracts  Record production in first quarter at the Dead Sea, completion of Iberia ramp project  Record food specialties and YPH results driven by product innovation, cost efficiencies and shift to specialties  Record results due to strong demand, higher volumes and improved mix plus strategic actions  All divisions contributed to strong quarterly results

 Agriculture  Industrial  Food  4  Creating impact and sustainable growth  Committed to growing in our target markets  Acquisitions expected to position ICL as Brazil’s leading specialty plant nutrition company  Investments in capacity expansions helping to meet long-term demand  Strategic additions to leadership and BoD reinforce commitment to food specialties growth  Advancing through organic growth and M&A

             Key financial metrics  5  Strong year-over-year improvement  (1) EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Operating Cash Flow  EBITDA(1)  Sales  US$M  US$M  US$B  Up 14% YoY  Up 18% YoY  Up $40M YoY

 First quarter 2021  6  Key financial highlights  (1) EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  US$M  1Q’21  1Q’20  YoY Change  Sales  $1,510  $1,319  14%  Gross profit  $495  $400  24%  Gross margin  32.8%  30.3%  250 bps  Operating income  $185  $132  40%  Operating margin  12.3%  10.0%  230 bps  Net income, attributable  $135  $60  125%  EBITDA(1)  $295  $250  18%  EBITDA margin  19.5%  19.0%  50 bps  Diluted earnings per share  11.00¢  5.00¢  120%  Dividend per share  5.25¢  2.30¢  128%  Operating cash flow  $206  $166  24%

Industrial Products

End-market recovery continues

Sales

US$M



$500
$400
$300
$200
$100
$0
+9%
$364
$398
1Q'20
1Q'21

EBITDA[1]

US$M



$200
$150
$100
$50
$0
+2%
$120
$122
1Q'20
1Q'21



Key highlights

- **Record** sales and EBITDA, benefitting from continued strategic shift to long-term contracts
  - Higher bromine prices in China
  - Higher input costs, including shipping, as well as raw material constraints
- End market recovery continued, as electronics and construction remain strong
  - Automotive picking up, but oil and gas recovery lagging
- Specialty minerals' record profit driven by higher prices and MgCl sales
- Remained focused on value over volume
  - More than 50% of agreements are long-term
  - New TBBA plant at full capacity

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

7

 Potash  8  Global demand supported higher potash prices  Sales  US$M  EBITDA(1)  US$M  Key highlights  Strong growth in sales and EBITDA Grain price increases, due to strong global demandAverage realized price per ton up only 3% YoY Signed agreement with IPL (India) in April for $280 per ton, a $50 increase YoYDead Sea: record first quarter production of +1Mt, with annual one-week shutdown completed in AprilICL Iberia: ramp between Cabanasses mine and Suria plant now operational, following three-week shutdown  +25%  +23%  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

Phosphate Solutions

Strong food specialties growth and commodity upcycle



Sales

US$M


$700
$600
$500
$400
$300
+9%
$502
$545
1Q'20
1Q'21

EBITDA[1]

US$M


$150
$100
$50
$0
+62%
$58
$94
1Q'20
1Q'21

Key highlights

- **Record** sales and EBITDA
  - Phosphate fertilizer prices continued significant recovery across all markets
  - Major raw material prices increased, mainly sulfur
- **Strong** results for phosphate food specialties
  - Higher volume for food phosphates and acids, with lower operating costs and favorable FX
  - Food demand remained stable, with industrial end-market demand recovering
  - Benefitted from global presence, with regional production network
- **Record** quarter for YPH
  - Higher prices and volumes, combined with purchasing and production efficiencies

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

9

Innovative Ag Solutions

Strong demand and innovation driving record results

Sales

US$M



$400
$300
$200
$100
$0
+21%
$199
$241
1Q'20
1Q'21

EBITDA(1)

US$M



$50
$40
$30
$20
$10
$0
+53%
$19
$29
1Q'20
1Q'21



Key highlights

- **Record** sales and EBITDA
  - Strong demand in Europe, the U.S. and Asia
  - Higher volumes and improved product mix
  - Benefitted from unified sales and marketing organization
  - Geographic expansion and new product launches
- **Record** turf and ornamental sales up more than 25% YoY
- Specialty agriculture sales up **double-digits** YoY

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

10

Strategic Acquisitions

Expected to position ICL as Brazil's **leading** specialty plant nutrition company

- Acquiring Compass Minerals América do Sul S.A. for ~US$400M
- Fertiláqua integrated into ICL results, beginning in January 2021
- Compass overview
  - Broad range of solutions cover all key crops in Brazil
  - Existing presence in 25 out of 26 Brazilian states
  - Serves +32,000 farms directly and indirectly, with direct-to-farm ~50% of total sales
  - FY'20 net revenue of ~US$284M, with EBITDA of ~$46M
- Expands product portfolio and profitability and provides balance between hemispheres
- Expect benefits from combining ICL, Compass and Fertiláqua



11

Key takeaways

Building on strategic fundamentals

- Sales for 1Q'21 crossed $1.5B for first time since 2014
  - ↳ Each business segment driving toward strategic targets
- Bromine capacity expansion meeting demand from shift to more profitable long-term contracts
  - ↳ Looking at additional investments and innovation
- Phosphate Specialties consistent growth over past 18 months
  - ↳ Growth shifting from traditional phosphates to specialties, including alternative proteins
- IAS 1Q'21 profitability greater than FY'19
  - ↳ Poised to accelerate growth, by leveraging acquisitions in Brazil
- Potash production record in 1Q'21
  - ↳ Additional capacity expected online in Iberia



12

 First Quarter 2021  Financial Results  Kobi Altman  CFO

 Financial strength  14  Continued growth in cash flow  (1) Free cash flow is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Liquidity is comprised of available credit facilities and cash and short-term deposits.  Liquidity of $1.1B availableFunded Fertiláqua acquisition in JanuaryOperating cash flow of $206M vs. $166M in 1Q’20Free cash flow(1) of $59M vs. $28M in 1Q’20Net debt to EBITDA of 2.4 timesNo major principal debt repayments in short- or mid-term  Highlights for 1Q’21

 Pricing across mineral value chain  15  Commodity price upcycle  Sources: CRU and Bloomberg, as of 3.31.21.  GMOP FOB NOLA  US$/ton  Phosphoric acid  CFR contract India US$/ton

 Cost input pricing  16  Significant increases in raw materials and freight rates  Sources: CRU, as of 4.22.21; Baltic Exchange, as of 4.26.21  Sulfur Bulk FOB Middle East Spot  US$/ton  Supramax Timecharter Average  US$/day

 First quarter 2021  17  Sales and profit bridges  (1) EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales  US$M  EBITDA(1)  US$M  Spec 51%Comm 49%  Raw materials $12MTransportation $15M  Spec 54%Comm 46%  -$5

 First quarter 2021  18  Results by segment  Sales  US$M  EBITDA(1)  US$M  (1) EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million.

 Guidance  19  Full year 2021  (1) See guidance and non-GAAP financial measures in appendix. Note: Adjusted EBITDA is a non-GAAP measure, see appendix for calculation.  Expect adjusted EBITDA range of $1,090 million to $1,175 million(1) Improved market conditions combined with prompt execution in 1Q’21 Probability of achieving high-end of original guidance has risen considerably  Raising expectations

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICLView our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  First Quarter 2021  Financial Results

 Results of operations  22  First quarter 2021  Industrial ProductsUS$M  1Q’21  1Q’20  Segment sales  $398  $364  Sales to external customers  $394  $361  Sales to internal customers  $4  $3  Segment profit  $105  $103  Depreciation and amortization  $17  $17  Capital expenditures  $17  $21  Segment EBITDA  $122  $120  Phosphate SolutionsUS$M  1Q’21  1Q’20  Segment sales  $545  $502  Sales to external customers  $525  $483  Sales to internal customers  $20  $19  Segment profit  $40  $9  Depreciation and amortization  $54  $49  Capital expenditures  $51  $61  Segment EBITDA  $94  $58  PotashUS$M  1Q’21  1Q’20  Segment sales  $385  $314  Sales to external customers  $254  $226  Sales to internal customers  $22  $23  Other and eliminations  $109  $65  Segment profit  $29  $14  Depreciation and amortization  $37  $39  Capital expenditures  $65  $61  Segment EBITDA  $66  $53  Innovative Ag SolutionsUS$M  1Q’21  1Q’20  Segment sales  $241  $199  Sales to external customers  $238  $196  Sales to internal customers  $3  $3  Segment profit  $22  $14  Depreciation and amortization  $7  $5  Capital expenditures  $4  $3  Segment EBITDA  $29  $19  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.

 Industrial Products  23  First quarter 2021  Industrial Products US$M  1Q’21  1Q’20  Segment sales  $398  $364  Sales to external customers  $394  $361  Sales to internal customers  $4  $3  Segment profit  $105  $103  Depreciation and amortization  $17  $17  Capital expenditures  $17  $21  Segment EBITDA  $122  $120  US$M  Sales  1Q’20  $364  Quantities  $20  Prices  $7  Exchange rates  $7  1Q’21  $398  US$M  Segment EBITDA  1Q’20  $120  Quantities  $4  Prices  $7  Exchange rates  ($1)  Raw materials  ($3)  Energy  $1  Transportation  ($2)  Operating and other expenses  ($4)  1Q’21  $122  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.

Potash

First quarter 2021

Potash *US$M*	1Q'21	1Q'20
Segment sales	**$385**	**$314**
Sales to external customers	$254	$226
Sales to internal customers	$22	$23
Other and eliminations[(1)]	$109	$65
Gross profit	**$138**	**$96**
Segment profit	**$29**	**$14**
Depreciation and amortization	$37	$39
Capital expenditures	$65	$61
Average realized price[(2)]	$257	$250
Segment EBITDA	**$66**	**$53**

Potash production and sales *000s of tons*	1Q'21	1Q'20
Production	1,152	1,145
Total sales, including internal sales	1,075	996
Closing inventory	353	563

US$M	Sales
1Q'20	**$314**
Quantities	$37
Prices	$22
Exchange rates	$12
1Q'21	**$385**

US$M	Segment EBITDA
1Q'20	**$53**
Quantities	$10
Prices	$22
Exchange rates	($7)
Energy	$1
Transportation	($9)
Operating and other expenses	($4)
1Q'21	**$66**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.
(1) Primarily includes salt produced in the UK and Spain, Polysulphate and Polysulphate-based products, magnesium-based products, and sales of electricity produced in Israel; (2) Potash average realized price (USD per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs.

24

External potash metrics  25  Average market prices and imports  Sources: CRU (Fertilizer week Historical Price: April 2021), FAI, Brazil and Chinese customs data.  Average prices  1Q’21  1Q’20  YoY Change  4Q’20  QoQ Change  Granular potash – BrazilCFR spot US$ per ton  $283  $245  15.5%  $248  14.1%  Granular potash – Northwest EuropeCIF spot/contract € per ton  $235  $255  (7.8%)  $234  0.4%  Standard potash – Southeast AsiaCFR spot US$ per ton  $248  $258  (3.9%)  $240  3.3%  Potash imports in millions of tons            To Brazil  2.2  1.6  37.5%  2.9  (24.1%)  To China  2.6  2.1  23.8%  2.0  29.4%  To India  0.75  0.69  8.7%  1.1  (31.8%)

 Phosphate Solutions  26  First quarter 2021  Phosphate Solutions US$M  1Q’21  1Q’20  Segment sales  $545  $502  Sales to external customers  $525  $483  Sales to internal customers  $20  $19  Segment profit  $40  $9  Depreciation and amortization  $54  $49  Capital expenditures  $51  $61  Segment EBITDA  $94  $58  Phosphate Solutions US$M  1Q’21  1Q’20  Segment sales  $545  $502  Specialty  $294  $279  Commodity  $251  $223  Segment profit  $40  $9  Specialty  $35  $28  Commodity  $5  ($19)  Segment EBITDA  $94  $58  Specialty  $48  $43  Commodity  $46  $15  US$M  Sales  1Q’20  $502  Quantities  ($12)  Prices  $30  Exchange rates  $25  1Q’21  $545  US$M  Segment EBITDA  1Q’20  $58  Quantities  ($2)  Prices  $30  Exchange rates  $3  Raw materials  ($11)  Energy  $2  Transportation  ($4)  Operating and other expenses  $18  1Q’21  $94  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.

 External phosphate metrics  27  Commodities market  Average prices  1Q’21  1Q’20  YoY Change  4Q’20  QoQ Change  DAPCFR India spot  $455  $302  51%  $369  23%  TSPCFR Brazil spot  $408  $252  62%  $262  56%  SSPCPT Brazil inland 18% to 20% P2O5 spot  $206  $185  11%  $179  15%  SulfurBulk FOB Adnoc Monthly contract  $138  $44  214%  $74  86%  Sources: CRU (Fertilizer week Historical Price: April 2021).

 Innovative Ag Solutions  28  First quarter 2021  Innovative Ag Solutions US$M  1Q’21  1Q’20  Segment sales  $241  $199  Sales to external customers  $238  $196  Sales to internal customers  $3  $3  Segment profit  $22  $14  Depreciation and amortization  $7  $5  Capital expenditures  $4  $3  Segment EBITDA  $29  $19  US$M  Sales  1Q’20  $199  Quantities  $24  Prices  $1  Exchange rates  $17  1Q’21  $241  US$M  Segment EBITDA  1Q’20  $19  Quantities  $6  Prices  $1  Exchange rates  $2  Raw materials  $3  Energy  $0  Transportation  $0  Operating and other expenses  ($2)  1Q’21  $29  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.

 Consolidated results analysis  29  First quarter 2021  US$M  Sales  Expenses  Operating Income  Notes  1Q’20  $1,319  ($1,187)  $132    Prices  $61  -  $61  Positive – $7 increase in average realized price per ton of potash YoYPositive – higher selling prices for phosphate commodities, FertilizerspluS products and elemental bromine  Volumes  $68  ($53)  $15  Positive – higher sales of bromine-based flame retardantsPositive – higher sales of potash, acids and IAS segment products Negative – lower sales volumes of clear brine fluids and phosphate fertilizers  Exchange rates  $62  ($67)  ($5)  Negative – appreciation of average exchange rate for Israeli shekel vs. U.S. dollar increased operational costs  Raw materials    ($12)  ($12)  Negative – higher prices of sulfur consumed during quarter  Energy    $3  $3    Transportation    ($15)  ($15)  Negative – higher marine transportation rates  Operating and other expenses    $6  $6  Positive – increased production at Rotem Israel and YPH JV, cost reduction initiatives  1Q’21  $1,510  ($1,325)  $185

 Sales by geographic location  30  First quarter 2021  SalesUS$M  Industrial Products    Potash    Phosphate Solutions    Innovative Ag Solutions    Other Activities    Reconciliations    Consolidated      1Q’21  1Q’20  1Q’21  1Q’20  1Q’21  1Q’20  1Q’21  1Q’20  1Q’21  1Q’20  1Q’21  1Q’20  1Q’21  1Q’20  Europe  $144  $127  $180  $148  $187  $188  $129  $107  $7  $8  ($19)  ($18)  $628  $560  Asia  $130  $106  $75  $65  $142  $108  $41  $32  -  -  ($4)  ($3)  $384  $308  North America  $95  $107  $57  $19  $114  $98  $31  $26  $1  -  ($3)  ($1)  $295  $249  South America  $13  $11  $29  $34  $58  $62  $10  $5  -  -  ($1)  -  $109  $112  Rest of world  $16  $13  $44  $48  $44  $46  $30  $29  -  -  ($40)  ($46)  $94  $90  Total  $398  $364  $385  $314  $545  $502  $241  $199  $8  $8  ($67)  ($68)  $1,510  $1,319

 Finance expenses  31  First quarter 2021  (1) Average liabilities during given quarter.(2) Other for 1Q’20 includes $4 million, due to shekel revaluation vs. U.S. dollar.Note: Numbers may not add, due to rounding and set-offs.  US$M  1Q’21  1Q’20  Average net debt(1)  $2,770  $2,684  Weighted average interest rate  3.8%  4.0%  Interest expenses  $26  $26  Interest capitalization  ($6)  ($5)  Interest expenses, net  $20  $21  Total hedging and balance sheet revaluation  $12  $38  Interest and exchange rate impact on LT liabilities of leasing and employees and other(2)  ($12)  ($7)  Net financial expenses  $20  $52

 Effective tax rate  32  First quarter 2021  (1) See reconciliation table.Note: Numbers may not add, due to rounding and set-offs.  US$M  1Q’21  1Q’20  Income before tax(1)  $165  $81  Normalized tax rate  20%  21%  Normalized tax expenses  $34  $17  Carryforward losses not recorded for tax purposes and other  $3  $6  Exchange rate impact  ($14)  ($3)  Tax expenses  $23  $20  Effective tax rate  14%  25%  Tax adjustments  -  -  Reported provision for income taxes  $23  $20

 Reconciliation tables  33  Slide one of two  (1) Also includes proceeds from sale of property, plants and equipment (PP&E).Note: Numbers may not add, due to rounding and set-offs..  Calculation of segment EBITDA and marginUS$M  Industrial Products    Potash    Phosphate Solutions    Innovative Ag Solutions      1Q’21  1Q’20  1Q’21  1Q’20  1Q’21  1Q’20  1Q’21  1Q’20  Segment profit  $105  $103  $29  $14  $40  $9  $22  $14  Depreciation and amortization  $17  $17  $37  $39  $54  $49  $7  $5  Segment EBITDA  $122  $120  $66  $53  $94  $58  $29  $19  Segment EBITDA margin  31%  33%  17%  17%  17%  12%  12%  10%  Calculation of free cash flow US$M  1Q’21  1Q’20  Cash flow from operations  $206  $166  Additions to PP&E and dividends from equity-accounted investees(1)  ($147)  ($138)  Free cash flow  $59  $28  Calculation of income before tax US$M  1Q’21  1Q’20  Operating income  $185  $132  Finance expenses  ($20)  ($52)  Share in earnings (losses) of equity-accounted investees and adjustments to financial expenses  -  $1  Income before tax   $165  $81

 Reconciliation tables  34  Slide two of two  (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release.(2) Quarterly net debt to EBITDA ratio was calculated by dividing net debt by past four quarters adjusted EBITDA.Note: Numbers may not add, due to rounding and set-offs.  Calculation of adjusted EBITDA US$M  1Q’21  4Q’20  3Q’20  2Q’20  1Q’20  FY’20  FY’19  FY’18  Net income attributable to shareholders of the company  $135  $65  $54  ($168)  $60  $11  $475  $1,240  Financing expenses, net  $20  $46  $29  $31  $52  $158  $129  $158  Taxes on income  $23  $24  $14  ($33)  $20  $25  $147  $129  Minority and equity profit, net  $7  $4  $3  $1  -  $8  $5  ($8)  Operating income  $185  $139  $100  ($169)  $132  $202  $756  $1,519  Minority and equity profit, net  ($7)  ($4)  ($3)  ($1)  -  ($8)  ($5)  $8  Depreciation and amortization  $117  $129  $123  $119  $118  $489  $443  $403  Adjustments(1)  -  $4  $6  $297  -  $307  $4  ($766)  Adjusted EBITDA  $295  $268  $226  $246  $250  $990  $1,198  $1,164  Net debt to EBITDA(2) US$M  1Q’21  Net debt  $2,482  EBITDA  $1,035  Net debt to EBITDA  2.4

 Guidance and non-GAAP financial measures  35  GuidanceThe company only provides guidance on a non-GAAP basis. We do not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation, in particular because special items, such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). Our guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes, unless required by law.Non-GAAP financial measuresWe disclose in this presentation non-IFRS financial measures titled: adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EBITDA, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow. Our management uses such non-GAAP measures to facilitate operating performance comparisons from period to period and presents free cash flow to facilitate a review of our cash flows. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income.” Certain of these items may recur. We calculate our adjusted net income attributable to the company’s shareholders by adjusting our adjusted operating income, net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in our quarterly earnings release, excluding the total tax impact of such adjustments. We calculate our adjusted EBITDA by adding depreciation and amortization back to adjusted operating income. Adjusted EPS is calculated as adjusted net income divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of adjusted EPS.” We calculate our segment EBITDA by adding back to our segment profit the depreciation and amortization for each segment. We calculate our segment EBITDA margin by dividing segment EBITDA by revenue. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding proceeds from the sale of property, plant and equipment, and dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow.” You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EPS or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, adjusted EPS as a substitute for EPS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies. However, we believe such non-GAAP measures provide useful information to both management and investors by excluding certain expenses management believes are not indicative of our ongoing operations. In particular, for free cash flow, we adjust our CAPEX to include any proceeds from the sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. We believe these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance. We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based, in part, on management’s best estimates of the impact of the main trends in its businesses. We have based the preceding discussion on our financial statements. You should read the preceding discussion together with our financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: May 6, 2021